FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 31, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (May 27, 2024 – May 31, 2024) on the Third Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (May 27, 2024 - May 31, 2024) on the Third Tranche of Tenaris Share Buyback Program

Luxembourg, May 31, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Third Tranche of the Share Buyback Program announced on May 12, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from May 27 to (and including) May 31, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
27-May-2024	CEUX	267,167	15.7080	4,196,659	1.0859	4,557,145
27-May-2024	MTAA	574,910	15.7074	9,030,341	1.0859	9,806,075
27-May-2024	TQEX	51,310	15.7129	806,229	1.0859	875,485
28-May-2024	CEUX	296,120	15.7619	4,667,414	1.0874	5,075,344
28-May-2024	MTAA	634,900	15.7622	10,007,421	1.0874	10,882,079
28-May-2024	TQEX	48,970	15.7618	771,855	1.0874	839,318
29-May-2024	CEUX	284,200	15.6758	4,455,062	1.0814	4,817,713
29-May-2024	MTAA	595,900	15.6756	9,341,090	1.0814	10,101,455
29-May-2024	TQEX	45,200	15.6766	708,582	1.0814	766,260
30-May-2024	CEUX	284,500	15.2675	4,343,604	1.0842	4,709,335
30-May-2024	MTAA	589,400	15.2672	8,998,488	1.0842	9,756,143
30-May-2024	TQEX	45,200	15.2684	690,132	1.0842	748,243
31-May-2024	CEUX	283,500	15.0762	4,274,103	1.0858	4,640,618
31-May-2024	MTAA	596,400	15.0767	8,991,744	1.0858	9,762,805
31-May-2024	TQEX	46,700	15.0767	704,082	1.0858	764,455
		4,644,377	15.4998	71,986,806		78,102,472

From May 27, 2024 to (and including) May 31, 2024, the Company has purchased a total of 4,644,377 ordinary shares for a total consideration of €71,986,806, equivalent to USD78,102,472.

As of May 31, 2024, the Company held in treasury 26,331,980 ordinary shares (including 16,367,003 ordinary shares bought in the second tranche), equal to 2.26% of the total issued share capital. Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.